UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2026
Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)
TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)
Av. Engº Luís Carlos Berrini, 1376 - 28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X

Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes

No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes

No	X

TELEFÔNICA BRASIL S.A.
Publicly Held Company
Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62
Company Registry (NIRE) 35.3.001.5881-4
NOTICE TO SHAREHOLDERS
DELIBERATION OF INTEREST ON CAPITAL

Telefônica Brasil S.A. (“Company”) communicates to its Shareholders that its Board of Directors, at a meeting held on March 13, 2026, approved the declaration of Interest on Capital (“IoC”), pursuant to Article 26 of the Company’s Bylaws, Article 9 of Law 9,249/95 and CVM Resolution 143/2022, in the gross amount of R$200,000,000.00 (two hundred million reais), withholding income tax at the rate of 17.5%, resulting in a net amount of R$165,000,000.00 (one hundred and sixty-five million reais)¹, based on the balance sheet of February 28, 2026. The amount per share is described in the table below:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount per Share (R$)[2]	Withholding Income Tax (17.5%)¹	Net Amount per Share (R$) [21]
Interest on Capital	03/13/2026	03/25/2026	0.06258593142	0.01095253800	0.05163339342

As established in article 26 of the Company’s Bylaws, said IoC will be considered as part of the mandatory dividends for the fiscal year ending on December 31, 2026, ad referendum of the Ordinary General Shareholders’ Meeting to be held in 2027.

The IoC will be paid individually to each shareholder, based on the shareholding position in the Company’s records at the end of March 25, 2026. After this date, the shares will trade as “ex-IoC”. The payment of these proceeds will be made by April 30, 2027, with the Company’s Executive Board being responsible for setting the exact date.
The amount per share of Interest on Capital may be adjusted according to the Company’s shareholding base on March 25, 2026, due to possible acquisitions of shares under the current Company's Share Buyback Program.

1 Considers the standard tax rate of 17.5%, which may vary due to international treaties, tax immunities and exemptions, countries with favorable taxation, and privileged tax regimes.
² Amount per share calculated based on the shareholding position of February 27, 2026.

TELEFÔNICA BRASIL S.A.
Publicly Held Company
Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62
Company Registry (NIRE) 35.3.001.5881-4
Shareholders subject to a differentiated withholding income tax (IRRF) regime based on international agreements and treaties, as well as shareholders that are exempt or immune, must provide evidence of such status, in accordance with current legislation, by April 3, 2026, to the Shares and Custody Department of Banco Bradesco S.A., the depositary institution of the Company’s book-entry shares, located at Cidade de Deus, s/n, Prédio Amarelo Velho, subsolo – Vila Yara – Zip Code: 06029-900 – Osasco – SP.
São Paulo, March 13, 2026.

David Melcon Sanchez-Friera
CFO and Investor Relations Officer
Telefônica Brasil – Investor Relations
Email: ir.br@telefonica.com https://ri.telefonica.com.br/en

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 13, 2026

TELEFÔNICA BRASIL S.A.

By:	/s/ João Pedro Carneiro
Name:	João Pedro Carneiro
Title:	Investor Relations Director